191 North Wacker Drive Suite 1601 Chicago, IL 60606 T: 312.964.3500
Mark R. Greer mgreer@stradley.com 312.964.3505

November 26, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Filing Desk
Attn: Sonny Oh

Re:	Invesco QQQ TrustSM, Series 1
File no. 333-61001
Responses to Comments on Post-Effective Amendment No. 33

Dear Mr. Oh:
On behalf of Invesco QQQ TrustSM, Series 1 (the “Trust” or the “Fund”), this letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on November 21, 2025, regarding Post-Effective Amendment No. 33 to the Trust’s registration statement (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment was filed with the SEC on August 26, 2025 to reflect proposed changes in the Trust’s operations that would result in a reclassification of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), from a unit investment trust (“UIT”) to an open-end management company.
For your convenience, each Staff comment, as we understand it, is repeated below, with the Trust’s responses immediately following.  Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold to show those changes.  We confirm that any defined terms used in this letter have the same meanings as in the Amendment.  We also confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated in a subsequent post-effective amendment (the “Subsequent Amendment”).  We also confirm that the Subsequent Amendment will reflect all changes discussed in this letter.

Stradley Ronon Stevens & Young, LLP  |  stradley.com
Chicago  |  Los Angeles  |  New York  |  Philadelphia  |  Washington, D.C.

November 26, 2025

1)
Comment: The facing sheet of the Amendment does not include a 1940 Act file number or a series/class identifier. Please confirm that the Fund will file the Subsequent Amendment with appropriate series and class identifiers on Edgar.

Response: As a UIT, the Trust historically filed amendments to its registration statement on Form S-6 and was classified on Edgar as a UIT; consequently, the Trust was not required to have separate series or class identifiers, unlike an open-end management company filing on Form N-1A.  Presuming shareholders of the Trust approve the proposed amendments and related reclassification, the Trust will file the Subsequent Amendment under both the 1933 Act and the 1940 Act on Form N-1A to reflect the Trust’s converted status.  In preparation for filing the Subsequent Amendment, on November 24, 2025, the Trust converted its status on the Edgar system to an open-end company and made a post-effective amendment on Edgar solely to obtain series and class identifiers for use in subsequent filings on Form N-1A, including the Subsequent Amendment.

2)
Comment: Confirm that the Fund will expressly adopt the predecessor UIT registration statement as its own immediately after the change in the Fund’s classification from UIT to open-end investment company for purposes of the 1933 Act and the Securities Exchange Act of 1934. Please include disclosure on the cover page of the Subsequent Amendment consistent with Rule 414(d) under the Securities Act.

Response: In response to the Staff’s comment, the cover page of the forthcoming Subsequent Amendment will include the following explanatory note:

This post-effective amendment is being filed to reflect changes in the Trust’s structure related to a reclassification of the Trust under the Investment Company Act of 1940 (the “1940 Act”) from a unit investment trust to an open-end management company. Consistent with the provisions of Rule 414 under the Securities Act of 1933 (the “1933 Act”), the Trust hereby expressly adopts this registration statement as its own registration statement for purposes of the 1933 Act and the Securities Exchange Act of 1934.

3)	Comment: Please confirm supplementally that the fees disclosed in the fee table of the Fund’s summary prospectus exclude any fees charged for purchases and redemptions of the Fund’s Creation Units.

Response: We confirm that the Fund’s fee table does not reflect any fees associated with purchases or redemptions of Fund Creation Units.

4)
Comment: The disclosure in the “Principal Investment Strategies” section of the summary prospectus states that the Fund “will invest substantially all of its assets in the securities that comprise the Underlying Index.” Please confirm supplementally that the term “substantially all” in this sentence means that the Fund will invest at least 80% of its assets in the Underlying Index.

November 26, 2025

Response: We confirm that the Fund will invest at least 80% of its assets in securities that comprise its Underlying Index. (Supplementally, we note that we intentionally used the phrase “substantially all” because the Fund is expected to invest more than 80% of its assets in securities that comprise the Underlying Index.)

5)
Comment: The Staff notes that the disclosure regarding concentration policy for the Fund in the “Principal Investment Strategies” section of the summary prospectus is bracketed in the Amendment. Please confirm if that disclosure will be retained.

Response: We have removed the brackets and confirm the disclosure cited by the Staff will be included in the Subsequent Amendment.

6)
Comment: In the “Principal Risks of Investing in the Fund” section of the summary prospectus, please include disclosure for “Large Capitalization Risk” given the constituents of the Fund’s Underlying Index.

Response: We have added the following disclosure as a standalone risk in the summary and statutory sections of the prospectus:

Large Capitalization Risk. During different market cycles, the performance of large capitalization companies may trail the overall performance of the broader securities markets. Larger, more established companies may be less able to respond quickly to new competitive challenges, such as changes in technology and consumer tastes. The securities of large-capitalization companies also may be relatively mature compared to smaller companies and therefore may be unable to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

7)
Comment: In the first paragraph in the “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies” section of the prospectus, the disclosure states: “The Fund operates as an index fund and is not actively managed, meaning that it does not seek to outperform the Underlying Index.” Please include similar language in the “Principal Investment Strategies” section of the Fund’s summary prospectus.

Response: We have included similar disclosure in the “Principal Investment Strategies” section of the Fund’s summary prospectus.

8)	Comment: Please confirm the applicability of “Foreign Investment Risk” disclosure in the Fund’s prospectus given the Fund’s investment strategy.

November 26, 2025

Response: The methodology of the Underlying Index permits inclusion of certain foreign instruments, including depositary receipts. Consequently, the Fund’s inclusion of the risks of foreign investments is appropriate.

9)
Comment: Please confirm the deletion of certain text relating to non-principal risks, including with respect to derivatives, convertible securities, money market funds, repurchase agreements and structured notes.

Response: We have revised the disclosure in the prospectus to indicate that the Fund may invest in derivatives and money market funds in certain circumstances.  Accordingly, we have retained the noted derivatives and money market fund non-principal risk disclosures in the prospectus. We confirm the intentional deletion of text relating to other asset classes, such as convertible securities and repurchase agreements.

10)
Comment: In the “Dividends, Other Distributions and Taxes—Fund Tax Basics” section of the prospectus, please consider removing the fifth bullet point (which discusses the tax impact of derivative usage) if the Fund will not invest in such instruments.

Response: The Fund has revised its disclosure to note that it will be able to invest in derivatives in certain instances. Accordingly, we have retained this bullet point in the noted section of the prospectus.

11)
Comment: The cover page of the SAI states that a “copy of the Trust’s Prospectus, shareholder report, and/or financial statements may be obtained without charge…”. Please revise the term “Trust” to “Fund.”

Response: We have revised the sentence as requested by the Staff.

12)
Comment: In the section “General Description of the Trust” in the SAI, the disclosure states: “The Trust issues and redeems Creation Units principally in exchange for a basket of securities included in its Underlying Index (the “Deposit Securities”), together with the deposit of a specified cash payment (the “Cash Component”), plus certain transaction fees.” Please reconcile that disclosure with the disclosure in the prospectus, under the section “Purchase and Sale of Shares,” which states that the Fund issues Creation Units in exchange for the deposit or delivery of a basket of securities.

Response: In each location, the cited disclosure states that Creation Units are issued in-kind— i.e., for a basket of securities (Deposit Securities)—as opposed to being issued for cash. In this regard, the Fund will trade like standard exchange-traded funds that trade in-kind. Because the text is consistent in disclosing the in-kind nature in which shares are bought and redeemed by APs, the Fund respectfully declines to amend the disclosure.  We note that the SAI contains additional information about how APs may purchase and sell shares, as well as the Cash Component. As noted in that disclosure, such cash serves to compensate for any differences

November 26, 2025

between the NAV per Creation Unit and the market value of the Deposit Securities and represents an amount equal to the difference between the aggregate NAV of the Shares per Creation Unit and the Deposit Amount.

13)	Comment: In the section “Investment Restrictions” in the SAI, please revise the term “Trust” to “Fund” in the second sentence of the first paragraph.

Response: We have revised the sentence as requested by the Staff, which now reads: “Except as otherwise noted below, the Fund ~~Trust~~, as a fundamental policy, may not…”.

14)
Comment: In the section “Investment Restrictions” in the SAI, the disclosure states: “For purposes of classifying the Trust as either a “diversified company” or a “non-diversified company” (as such terms are defined in the 1940 Act), the ultimate issuer of debt securities is determined by the Adviser based on certain factors, such as responsibility for the payment of the obligations of such securities and whether such issuer’s assets and revenues principally back those obligations, and/or other available information.” Please confirm the relevance of this disclosure given the Trust’s investments in equity securities and its status as non-diversified.

Response: We have deleted the disclosure cited by the Staff.

15)
Comment: The second sentence of the first paragraph of the section “Investment Strategies and Risks—Investment Strategies” in the SAI states: “The Fund seeks to achieve its investment objective by investing primarily in securities that comprise the Underlying Index” (emphasis added). Revise the disclosure to say “substantially all” to align with the language used in the prospectus.

Response: We have revised the disclosure in accordance with the Staff’s request. It now reads: “The Fund seeks to achieve its investment objective by investing ~~primarily~~ substantially all of its assets in securities that comprise the Underlying Index.”

16)
Comment: Consider including a discussion of common stocks in the SAI under the heading “Investment Strategies and Risks—Investment Risks—Equity Securities,” similar to other Invesco ETF disclosures, given that common stocks are described as a main component of the Underlying Index in prospectus summary section.

Response: We have included the following disclosure relating to common stocks in the section of the SAI cited by the Staff:

Common Stock. Common stock represents an equity or ownership interest in an issuer. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock.

November 26, 2025

17)
Comment: In the section “Management—Experience, Qualifications and Attributes” in the SAI, the disclosure addressing independent trustee compensation does not disclose the compensation paid to the Nominating & Governance Committee and Investment Oversight Chairs prior to January 1, 2025.

Response: We note that the disclosure sets forth the current compensation for each independent trustee, including additional compensation for each chairperson. The disclosure includes information regarding compensation levels before January 1, 2025 to show recent changes to such compensation and to provide context for differences between the compensation set forth in the text disclosure and the compensation totals for the fiscal year ended September 30, 2025 as disclosed in the chart. The compensation for the Nominating & Governance and Investment Oversight Chairs did not change from the prior year, so no additional disclosure was included.  However, to provide additional clarity on this point, we have revised the language as follows:

The chair of the Audit Committee receives an additional fee of $40,000 per year, the chair of the Nominating and Governance Committee receives an additional fee of $35,000 per year and the chair of the Investment Oversight Committee receives an additional fee of $30,000 per year, each allocated in the same manner as the Retainer. Prior to January 1, 2025, the Retainer for each Independent Trustee was $370,000, the Independent Chair received an additional fee of $120,000, ~~and~~ the chair of the Audit Committee received an additional fee of $35,000, the chair of the Nominating and Governance Committee received an additional fee of $35,000 and the chair of the Investment Oversight Committee received an additional fee of $30,000.

18)
Comment: In the second paragraph of the section “Additional Information Concerning the Trust” in the SAI, the disclosure states that the Trust “was reclassified to an open-end management investment company registered under the 1940 Act pursuant to the Amended and Restated Trust Indenture, which incorporates the Amended and Restated Standard Terms and Conditions of Trust (the “Amended Standard Terms” and, together with the Amended and Restated Trust Indenture, the “Amended and Restated Indenture and Agreement”). Please briefly describe what are the Amended and Restated Standard Terms and Conditions of Trust.

Response: We have revised the disclosure as follows:

Following such amendments, the Trust was reclassified to an open-end management investment company registered under the 1940 Act pursuant to the Amended and Restated Trust Indenture~~, which incorporates the Amended and Restated Standard Terms and Conditions of Trust (the “Amended Standard Terms” and, together with the Amended and Restated Trust Indenture, the “Amended and Restated Indenture and Agreement”)~~. The Amended and Restated Trust Indenture incorporates the Amended and Restated Standard Terms and Conditions of Trust, a document that sets forth additional provisions relating to, among other things, the rights of shareholders and the powers of the Trustees. The Amended and Restated Standard Terms and Conditions of Trust, together with the Amended and Restated

November 26, 2025

Trust Indenture, are referred to herein as the “Amended and Restated Indenture and Agreement”.

19)
Comment: In the fifth paragraph of the section “Additional Information Concerning the Trust” in the SAI, which discusses certain provisions of the Trust Indenture, please incorporate additional disclosure regarding limitations contained in Article IX of the Trust Indenture, as previously described in the SAI section “Investment Restrictions.”

Response: We have revised the disclosure as follows:

Shareholders are entitled to vote on any matter as required by the 1940 Act or other applicable laws, but otherwise the Trustees are permitted to take any action without seeking the consent of shareholders, except as set forth in the Amended and Restated Indenture and Agreement. Subject to the provisions of the Amended and Restated Indenture and Agreement, the Trustees, without shareholder approval, may amend the Amended and Restated Indenture and Agreement, or authorize the merger or consolidation of the Trust or any fund into another trust or entity, reorganize the Trust or any fund into another trust or entity or a series or class of another entity, sell all or substantially all of the assets of the Trust or the Fund to another entity, or a series or class of another entity, or terminate the Trust or any fund.  However, Article IX of the Amended and Restated Standard Terms and Conditions of Trust places additional limits on the ability of the Trust to invest in any “securities” as defined in that document (i.e., publicly traded common stocks and other securities convertible into or representing equity securities of issuers, including contracts to purchase securities), unless those securities are components of the Underlying Index.  These provisions may not be amended without the consent of the beneficial owners of all outstanding shares of the Trust if such amendment would permit, except in accordance with the terms and conditions of Article IX, the acquisition of any securities other than those acquired in accordance with the terms and conditions of Article IX; or reduce the percentage of beneficial owners required to consent to any such amendment.

20)
Comment: In the SAI, under the heading “Taxes—Tax Treatment of Portfolio Transactions,” please confirm whether certain subsections are relevant given the nature of the Trust’s investments (for example, sections pertaining to QPTPs, mortgage pools, REITs, convertible securities and PFIC investments).

Response: We have deleted disclosure of tax treatment of certain asset classes that are not relevant to the Fund, including those subsections cited by the Staff.

21)	Comment: In the exhibit list under Item 28 in Part C, please confirm whether the reference to Foreign Custody Manager Agreement is relevant.

Response: We have removed reference to that agreement.

November 26, 2025

22)	Comment: Please confirm that an Opinion and Consent of Counsel with respect to the legality of the shares being issued will be filed as an exhibit.

Response: The Trust confirms that a legal opinion relating to its shares will be filed with the Subsequent Amendment.

23)
Comment: The Staff notes that new powers of attorney must be executed by the signatories for the Subsequent Amendment to the Trust’s registration statement, must be specific to that amendment (i.e., with respect to the Trust operating as an open-end management company), and must be included with the filing of that amendment.

Response: We confirm that new powers of attorney will be executed by the appropriate signatories to the Subsequent Amendment and will be filed with that amendment.

24)	Comment: Please confirm that all information required by Item 31 of Form N-1A is disclosed in the section Business and Other Connections of the Investment Adviser in Part C.

Response: We confirm that the Trust has included all information required by Item 31 of Form N-1A under this heading. We confirm that the only employment of a substantial nature of the Adviser’s directors and officers is with the Adviser and its affiliated companies. We note that information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Adviser is included in the Adviser’s Form ADV filed under the Investment Advisers Act of 1940 by the Adviser, and is incorporated by reference to the Trust’s registration statement. We note that the Trust also refers to information responsive to this item contained under the caption “Management of the Fund” in the Trust’s Prospectus and under the caption “Management” in the Statement of Additional Information.

25)	Comment: Please file the responses to the Staff’s comments on Edgar at least 5 business days in advance of the Amendment’s effective date.

Response: We confirm that we will file responses to these comments in the manner and with the timing requested by the Staff.

*     *     *
Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Anita De Frank, Senior Counsel at Invesco, at (630) 684-5902.

November 26, 2025

Sincerely,
/s/ Mark R. Greer
Mark R. Greer

cc:	Adam Henkel, Esq.
Eric S. Purple, Esq.